SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2013

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG and Louis Dreyfus Armateurs create ship management joint venture

Paris, France – April 16th 2013

CGG and Louis Dreyfus Armateurs Group (LDA) announced today the creation of a ship management joint venture, GeofieLD Ship Management Services. Co-owned 50 % by CGG and 50 % by Louis Dreyfus Armateurs Group, the new joint venture will provide maritime ship management services for five of CGG’s high-capacity 3D seismic vessels.

This equal ownership reflects the common vision of CGG and Louis Dreyfus Armateurs to combine their seismic and maritime expertise and experience in order to align QHSE systems, streamline communication and define the JV’s strategy. This move also underlines the commitment shared by both parties to establishing a reliable maritime platform and maximizing the overall seismic performance of the five vessels managed by the joint venture.

The joint venture will be based in Suresnes, France. Alain Coatanhay from Louis Dreyfus Armateurs will be the Chairman of this new joint venture and David Rapidel from CGG has been appointed as Managing Director.

Jean-Georges Malcor, CEO of CGG, said: “This second joint venture marks another milestone in our performance action plan. It reinforces our strategy to streamline the number of our maritime partners, following our first ship management joint venture with Norwegian shipowner, Eidesvik Offshore, in May 2011. We are confident that by pooling our expertise, culture and history with Louis Dreyfus Armateurs Group, a leader in marine activities and our long-term partner since 1990, within this new joint venture, we will provide first-class ship management services to meet the expectations of our clients.”

Philippe Louis-Dreyfus, President of Louis Dreyfus Armateurs Group, declared: “This joint venture further strengthens our ties with CGG, which started in 1990. This move comes as recognition of the skills and commitment of our teams. The sea offers great opportunities and I am proud of this new step forward in our strategy of partnerships with large industrial groups, such as CGG, a worldwide leader in geoscience.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

About Louis Dreyfus Armateurs Group

LOUIS DREYFUS ARMATEURS Group (LDA) is a major world player in bulk transportation and port logistics, offering a comprehensive panel of services to all customers in the bulk logistics supply chain. .Louis Dreyfus Armateurs Group is also widely diversified in industrial technological partnerships and services: cable laying, seismic research, oversized and heavy cargoes, deep sea towing, salvage…. LDA Group is specialized in underwater and landfall operations as well as in offering wide variety in offshore services especially in the field of renewable marine energies.

Contacts:

CGG Christophe Barnini Tel: +33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Louis Dreyfus Armateurs Antoine Person Tel: +33 1 70 38 61 17 E-mail: Antoine.Person@lda.fr

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 16th, 2013	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP